EXHIBIT 10.19

February 18, 2004

Mr. Victor Calloway, President

CES Exploration Services, L.L.C.

4966 Santa Barbara Avenue

Sparks, Nevada 89436

Dear Victor:

Re:      CC-Claims, Churchill County, Nevada

Letter Agreement between Solitario Resources Corporation and CES regarding the CC-Claims, Churchill County, Nevada

The following represents the negotiated terms of an agreement between CES Exploration Services, L.L.C. ("CES" or "Owner") and Solitario Resources Corporation ("Solitario") that would allow Solitario to eventually earn a 100 percent interest in CES's CC-Claims.

Subsequent to Solitario receiving TSX Exchange approval this Letter Agreement will be a legally binding agreement ("Agreement") between CES ("Owner") with offices located in Sparks, Nevada and Solitario with corporate offices located in Denver, Colorado. This Agreement is in regards to the CC-Claims ("Property") whereby Solitario can obtain a 100 percent interest in the Property as defined in this Agreement. See Attached Exhibit A identifying Property and Area of Interest.

This Agreement assumes that the Owner is the legal owner of the Property (subject to the paramount title of the U.S. government) and that the Property is as described in Exhibit A and is in good standing and not legally encumbered. In addition, to the best of CES's knowledge, there are no known legal or political hindrances associated with the Property that would prevent Solitario from conducting exploration and development in normal course.

The Effective Date of this Agreement will be on that day that Solitario receives regulatory approval by the TSX Exchange. A copy of such approval will be promptly provided to CES. At Solitario's request, CES will cooperate in recording this Agreement at the appropriate county, state or federal jurisdictions

This Agreement shall be governed and construed according to the laws of Nevada and subject to the jurisdiction of the courts of such state. In addition, this Agreement shall be subject to all applicable laws, rules and regulations of public bodies having jurisdiction over the exploration, development or operation of the Property.

Solitario can earn a 100 percent interest in the Property over a five year period by making cash payments to CES totaling $2,000,000 and completing $900,000 in work expenditures directly on the Property. Payments and expenditures are scheduled as follows:

(All amounts are in US dollars)

Upon Signing

     $25,000 cash payment to CES within 10 days of the Effective Date.

     *$150,000 work commitment for the first year.

     *Solitario agrees to contract CES as a Geologic Consultant for a minimum of 90 days at a daily rate of $400.00. This and any associated expenditures will apply toward the property work commitment. Contract work for new project generation is applicable towards the 90-day minimum.

*These are firm obligations to include a minimum of 4,000 feet of reverse circulation drilling.

Any overspending of annual work expenditures noted in this Agreement is carried forward and will apply toward succeeding years work expenditures. Also, any contract days exceeding the minimum 90 days in Year-1 will apply toward Year -2

1st Anniversary

     $25,000 cash payment to CES on the first anniversary of the Effective Date.

     $250,000 work expenditure directly on the Property for the second year.

     Solitario agrees to contract Victor CES as a Geologic Consultant for a minimum of 90 days at a daily rate of $400.00. This and any associated expenditures will apply toward the Property work expenditures. The 90-day contract in year-2 must be fulfilled for Solitario to continue into Year-3.

2nd Anniversary

     $75,000 cash payment to CES on the second anniversary of the Effective Date.

     $250,000 work expenditure directly on the Property for the third year.

3rd Anniversary

     $150,000 cash payment to CES on the third anniversary of the Effective Date.

     $250,000 work expenditure directly on the Property for the fourth year.

4th Anniversary

     $725,000 cash payment to CES on the fourth anniversary of the Effective Date.

5th Anniversary

     $1,000,000 cash payment to CES prior to the fifth anniversary of the Effective Date.

The obligations in Year 1 are firm obligations on the part of Solitario. Solitario may terminate its participation under this Agreement at any time after completing its Year 1 obligations and have no further obligations to CES, except those obligations noted on the last page of this Agreement and labeled (i) through (vi). Upon payment of the cash noted in Year 6 (fifth anniversary) and completion of other obligations noted above, Solitario obtains a 100 percent interest in the Property. CES and CES will take any and all steps to deliver to Solitario clear title to the Property. CES or its successors may not encumber the Property in any way while this Agreement remains in effect. Solitario may take any steps it deems necessary to protect and/or perfect title on the Property and CES agrees to cooperate with Solitario in this endeavor.

Owner retains a three-percent (3%) NSR royalty. Solitario can purchase, at their option, two of the three percentage points at a cost of $1,000,000 per percentage point.

CES will maintain $1,000,000 in vehicle liability insurance policy with Solitario named as an additional beneficiary.

A party shall be entitled to claim force majeure if it is delayed or prevented from performing any obligation by reason of any cause, excluding lack of finances, beyond its reasonable control. A cause beyond a party's reasonable control includes but is not limited to acts of god, insurrection, terrorism or inability to obtain permits to conduct work in a timely fashion.

Solitario shall pay to Owner for all of the rights granted to Solitario by Owner under this Agreement as advance minimum royalty ("Advance Royalty") so long as this Agreement continues in force and effect, the following:

Amount                              Payable Upon or Before

                           $50,000                                     The sixth anniversary date of the Effective Date of this Agreement and on eachsuccessive anniversary date thereafter until commencement of commercial production from the Property.

The Advance Royalty payments provided for herein and paid by Solitario to Owner hereunder shall constitute prepayment of any production royalty accruing to Owner as provided for above during the term of this Agreement, and Solitario may fully recoup and recover all such Advance Royalty payments during the term of this Agreement by crediting the same against, and in reduction of, all production royalty which may become payable by Solitario to Owner under the terms of this Agreement; provided, however, that in no event shall the production royalty payments due Owner during any Agreement year be less than $50,000. In the event that any production royalty payment due Owner during any Agreement year is less than $50,000, the production royalty shall be paid and the difference between the production royalty and $50,000 shall be deemed to be an Advance Royalty payment credited to and recovered from any future production royalties payable by Solitario to Owner. All such Advance Royalty payments not recouped by Solitario during a given year may be carried over for recoupment in subsequent years.

Any interest or right to acquire any interest in mining claims or in any other real property interest within the area described in Exhibit A (the "Area of Interest") acquired during the term of this Agreement by or on behalf of Solitario or any affiliate of Solitario (the "Additional Property") shall become subject to the terms and provisions of this Agreement.

Within thirty (30) days after the acquisition of Additional Property, all or any portion of which lies within the Area of Interest, Solitario shall notify the Owner of such acquisition. Solitario's notice shall describe in detail the acquisition, the lands, the nature of the interest therein, the mining claims or other real property interest covered thereby, and the acquisition cost. In addition to such notice, Solitario shall make any and all information concerning the Additional Property available for inspection by Owner.

While this Agreement is in effect Solitario shall maintain the Property in good standing, including BLM and County claim maintenance fees.

Owner (specifically including any manager, officer, director or agent) makes no representations or warranties regarding the Property's compliance with any environmental laws (specifically including reclamation), or with regard to any hazardous materials that would trigger response or remedial action under any environmental laws or any existing common law theory based on nuisance or strict liability.

In the conduct of its exploration, development and operations on the Property, Solitario shall be responsible for compliance with applicable laws and regulations, including laws and regulations related to exploration, mining, development and reclamation.

Solitario agrees to indemnify, defend and hold harmless Owner (and all managers, officers, directors and agents of Owner) from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorney's fees and expenses, consultants' fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by Owner and its successors as a result of: (a) any breach, or (b) any matter, condition or state of fact involving environmental laws or hazardous materials which existed on or arose prior to or after the Effective Date of this Agreement.

Commencing with the assessment year ending at noon on September1, 2004, Solitario shall perform all necessary assessment work upon any unpatented mining claims held as Property and shall file in the name of Owner all proofs of labor required by law; provided, however, Solitario shall not be required to perform assessment work upon unpatented mining claims for any assessment year if notice of termination, as [provided below, is given prior to June 1st of any year. Work performed by Solitario prior to termination of this Agreement may be used by Owner in complying with its assessment requirements for the assessment year in which such work was done. Solitario shall, as soon as practicable, provide a copy to Owner of the county recorded and Bureau of Land Management date-stamped affidavit evidencing completion of any required annual assessment work performed by Solitario. If changes in the law pertaining to the performance of assessment work shall become effective during the term hereof and such changes affect or eliminate the requirement to perform assessment work as contemplated in this paragraph, then Solitario's compliance with any such change in the law shall be deemed complete and satisfactory performance of its obligations under this paragraph. Solitario shall not be required to make any payments in lieu of assessment work for any assessment year if notice of termination, as provided below, is given at lease sixty (60) days prior to the date such claim maintenance payment is due. Solitario may terminate this Agreement as to all (but not a portion) of the Property at any time upon giving ten (10) days' written notice to Owner and thereafter Solitario shall have no liability (specifically including Advance Royalty payments to Owner under or in relation to this Agreement.

In the event Owner believes Solitario to be in default in the observance or performance of any of Solitario's covenants, agreements or obligations under this Agreement, Owner may give written notice of such alleged default, specifying the details of the same. Solitario shall have thirty (30) days following said notice within which to remedy any such default described therein, or to commence action in good faith to remedy such default. If such dispute cannot be settled by the parties within 60 days of written notice of such a dispute, Solitario and CES agree to submit the dispute to Arbitration by and under the rules of the American Arbitration Association ("AAA"). During the pendency of the AAA hearing and decision, Solitario's rights under this agreement shall not be terminated or diminished. Solitario will have the right to cure any negative decision rendered by AAA within 15 days of the final AAA decision.

Unless Solitario shall so comply or commence to comply, and subject to the foregoing arbitration clause, this Agreement may be terminated at the option of Owner. If this Agreement is terminated:

i)     Solitario shall comply with the provisions hereof regarding reclamation of the Property;

ii)     Solitario shall comply with the provisions hereof regarding assessment work and claim maintenance payments and shall remain liable regarding expenses incurred with respect to amendment, relocations and patent applications;

iii)     Solitario shall remain liable to Owner for wages to workmen and Solitario employees and payments for materials and supplies provided to Solitario for its operations on the Property;

iv)     Solitario shall remain liable to Owner for causes of action accruing prior to termination of this Agreement;

v)     Solitario shall remain liable to Owner for the payment of any production royalties and Advance Royalties which accrue and are payable prior to termination of this Agreement; and

vi)     Solitario shall deliver promptly to Owner executed, recordable transfer documents transferring its interest in and to the Property to Owner free and clear of any claims of those claiming by, through or under Solitario.

Solitario can, upon Owner's written approval, which approval shall not be unreasonably withheld, assign this Agreement to other parties at any time with the assumption of all obligations of this Agreement going to those parties. Owner can assign this Agreement to other parties at anytime.

At Solitario's option it can accelerate payments and work expenditures to obtain ownership of the Property over a shorter time period than outlined in this Agreement.

If in agreement sign where indicated.

For Solitario                                                   For Owner

_____________________________              __________________________

Christopher E. Herald President                     Victor R. Calloway, President

Solitario Resources Corporation                     CES Exploration Services, L.L.C.